FS Investment Solutions, LLC

Statement of Financial Condition
December 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(d) under
the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FS Investment Solutions

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3025 JFK Boulevard
(No. and Street)

Philadelphia	Pa	19104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ann Marie Rafferty-McClain	215-495-1168	annmarie.rafferty@futurestandard.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Detwiler _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FS Investment Solutions, LLC _____, as of 12/31 _____, 2 5 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Lisa Detwiler_____

Title:
FSIS Legal Managing Director and General Counsel

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FS Investment Solutions, LLC

Contents



Ernst & Young LLP
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Directors of FS Investment Solutions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FS Investment Solutions, LLC (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2022.

February 26, 2026

A member firm of Ernst & Young Global Limited

FS Investment Solutions, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and cash equivalents	$	11,911,664
Accounts receivable from an affiliated entity		75,396
Prepaid expenses		2,050,661
Operating lease right of use asset		76,945
Total assets	$	14,114,666

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	6,127,721
Due to affiliate		2,773,934
Operating lease liability		80,436
Total liabilities		8,982,091
Commitments and Contingencies (Note 4)		
Member's Equity		5,132,575
Total liabilities and member's equity	$	14,114,666

See Notes to Financial Statement.

Note 1.   Organization, Description of the Business and Summary of Significant Accounting Policies

Organization: FS Investment Solutions, LLC (the "Company"), was formed in the State of Delaware on July 16, 2007. The Company received its registrations/licenses from the U.S. Securities and Exchange Commission (the "SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") on December 14, 2007.

Description of the Business: The Company is registered with the SEC as a broker-dealer and is a member of FINRA. The Company is the affiliated broker-dealer and a wholly owned subsidiary of Franklin Square Holdings, L.P. ("Holdings"). As of December 31, 2025, the Company served as the distributor to certain funds as noted below:

Statutory distributor	Sub-distributor
FS Credit Real Estate Income Trust, Inc. ("FSCREIT") [1]	FS Credit Income Fund ("FSCIF") [3]
KKR FS Income Trust ("KFIT") [2]	Advisors' Inner Circle III ("AIC III") [3]
KKR FS Income Trust Select ("KFITS") [2]	FS MVP Private Markets Fund ("FSMVP") [3]
	PA Private Equity Fund ("PAPEF") [4]

[1] The Company served as the dealer manager in connection with the continuous public offering of this fund.
[2] The Company served as the dealer manager in connection with the private offerings of these funds.
[3] The Company served as the wholesale marketing agent in connection with the continuous public offerings of these funds.
[4] The Company served as the wholesale marketing agent in connection with the private offering of this fund.

The Company, together with Holdings, also provides marketing and education services in connection with the continuous public offerings by FS NYDIG Select Bitcoin Fund, FS NYDIG Institutional Bitcoin Fund LP, and FS NYDIG Bitcoin Fund I LP.

The group of funds noted above is collectively referred to as the "Funds". The Company may also serve as the wholesale marketing agent or dealer manager in connection with offerings by other entities sponsored by Holdings. The Company does not custody customer accounts and does not currently refer or introduce customers to other brokers and dealers.

Rule 15c3-3 Exemption: The Company's Membership Agreement, dated May 15, 2015 and amended March 28, 2023, sets forth the following: 1) The Company will operate pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and 2) The Company also operates in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A #8 of the related FAQ issued by the SEC staff. The Company will not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) will not carry accounts of or for customers and (3) will not carry PAB accounts. No other changes were made to the Company's Membership Agreement dated May 15, 2015.

A summary of the Company's significant accounting policies, in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), is as follows:

Cash and Cash Equivalents: The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents. All cash balances are maintained with high credit quality financial institutions which are members of the Federal Deposit Insurance Corporation (the "FDIC"). As of December 31, 2025, there were no cash equivalents held by the Company.

Accounts Receivable: The Company has performed an evaluation of its accounts receivable. The Company has concluded that due to the short-term exposure, the expected credit loss is not material, and no allowance for credit loss is necessary as of December 31, 2025.

Note 1.   Organization, Description of the Business and Summary of Significant Accounting Policies (Continued)

<u>Lease Arrangements</u>: Lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating. At December 31, 2025, $76,945 is included in the lease right of use asset and $80,436 is included in the lease liability, respectively, on the statement of financial condition. At December 31, 2025, the weighted average remaining lease term and discount rate are approximately 0.67 years and 6.48%, respectively. For additional information, see Note 4.

<u>Use of Estimates</u>: The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

<u>Concentration of Credit Risk</u>: The Company maintains cash balances at financial institutions. Such cash balances may, at various times during the year, exceed the threshold for insurance coverage provided by the FDIC. The Company mitigates its risk relative to cash by maintaining relationships with what management believes to be high quality financial institutions.

<u>Income Taxes</u>: The Company, with the consent of its member, has elected to be taxed under sections of federal and state income tax law that provide that, in lieu of corporation income taxes, the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statement.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statement. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for the years before 2022.

<u>Economic Dependence:</u> The Company does not currently expect to generate net income or cash flow from operations due primarily to a reduction in revenues generated by the Company from its current and future wholesale marketing and dealer manager agreements with entities sponsored by Holdings. The Company expects to continue to incur the necessary compensation and other costs necessary to fulfill its obligations under the wholesale marketing and dealer manager agreements. Management evaluated the significance of these conditions in relation to the Company's ability to meet its obligations. On May 29, 2015, the Company entered into a Capital Contribution agreement (the "Capital Contribution Agreement") with Holdings pursuant to which Holdings has agreed to make from time to time, and the Company has agreed to accept from time to time, future capital contributions in amounts to be determined in the sole discretion of Holdings. Holdings intends to make periodic contributions to support net losses at the Company as well as to sustain minimum net capital requirements as defined under Rule 15c3-1 promulgated under the Exchange Act. Management believes the Capital Contribution Agreement alleviates substantial doubt about the entity's ability to continue as a going concern.

<u>Single Reportable Segment</u>: The Company is engaged in a single line of business as a broker-dealer. The Company has identified the Chief Executive Officer of Holdings as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the budgeting and forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

<u>Recent Accounting Pronouncements</u>: There have been no newly issued or newly applicable accounting pronouncements that have, or are expected to have, a significant impact on the Company's financial statement.

Note 1. Organization, Description of the Business and Summary of Significant Accounting Policies (Continued)

Subsequent Events: The Company has evaluated the impact of subsequent events (events occurring after December 31, 2025) through February 26, 2026, which represents the date the financial statement was issued. On January 1, 2026, the Company entered into a sublease agreement for office space located at 3025 JFK Boulevard in Philadelphia, Pennsylvania. Under the terms of the sublease, the Company subleases a portion of the premises from Franklin Square Holdings, L.P. for general office use. The sublease commenced on January 1, 2026 and expires on the earlier of the expiration or termination of the master lease. No other subsequent events requiring disclosure were identified.

Note 2. Related Party Transactions

Holdings provides personnel and administrative services to the Company for which Holdings is entitled to reimbursement pursuant to the terms of an expense sharing agreement. Amounts related to these services and payable to Holdings were $2,773,934 at December 31, 2025, and are included in due to affiliate on the statement of financial condition.

Note 3. Commission Related Liabilities

As of December 31, 2025, the Company's wholesalers receive up to 75 basis points on the gross equity capital raised on behalf of certain of the Funds during their offering stages, excluding shares issued pursuant to the Funds' distribution reinvestment plans. In addition, certain management personnel of the Company receive commissions of up to 75 basis points on the gross equity capital raised on behalf of certain of the Funds during their offering stages, excluding proceeds raised pursuant to the Funds' distribution reinvestment plans. At December 31, 2025, $1,421,096 of commissions were unpaid and are included in accounts payable and accrued expenses on the statement of financial condition.

Note 4. Commitments and Contingencies

Legal and Other Loss Contingencies: From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not currently expect that these proceedings will have a material effect upon its financial condition or results of operations.

Leasing Activities: The Company occupied office space at the Philadelphia Navy Yard from Holdings under a sublease to an operating lease agreement that expired in December 2025. The agreement did not meet the definition of a lease under Accounting Standards Codification ("ASC") Topic 842. The Company leases office space in Orlando, Florida from an unrelated third party under an operating lease agreement that expires in August 2026. During 2025, Holdings paid the rent commitment for the Orlando office space and the Company reimbursed Holdings for its allocated portion. Future aggregate minimum lease payments are as follows:

Year Ending December 31,		
2026	$	81,914
Total lease payments	$	81,914
Less: imputed interest		(1,478)
Total operating lease liability	$	80,436

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed a ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $3,006,518, which was $2,412,842 more than required net capital of $593,676 at December 31, 2025. The Company's ratio of aggregate indebtedness to net capital was 2.96 to 1 at December 31, 2025.